Exhibit 99.3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

December 31, 2017

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2017. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 41.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 23.

The effective date of this MD&A is March 15, 2018.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31
	2017	2016	2015

Revenue	$ 939.8	$ 1,203.3	$ 1,634.8

Income for the year	$ 110.9	$ 106.6	$ 307.1

Net income from continuing operations attributable to owners of Turquoise Hill	$ 181.2	$ 210.6	$ 340.7
Loss from discontinued operations attributable to owners of Turquoise Hill	-	-	(27.4)
Net income attributable to owners of Turquoise Hill	$ 181.2	$ 210.6	$ 313.3

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$ 0.09	$ 0.10	$ 0.17
Discontinued operations	-	-	(0.01)
Total	$ 0.09	$ 0.10	$ 0.16

Total assets	$ 12,833.3	$ 12,460.2	$ 8,240.1
Long-term liabilities
Borrowings and other financial liabilities	$ 4,159.1	$ 4,139.1	$ 13.6
Decommissioning obligations and deferred income tax liabilities	$ 151.5	$ 127.0	$ 157.3

Note: Financial information has been extracted from the audited financial statements of Turquoise Hill Resources, which are prepared in accordance with IFRS.

2.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

Income in 2017 was $110.9 million compared with $106.6 million in 2016. The increase mainly reflects the impact of adjustments to deferred tax assets, cost reductions and higher copper prices, partially offset by reduced sales volumes resulting from lower production due to lower head grades.

Cost of sales for 2017 was $763.8 million compared to $861.8 million reflecting lower volumes of concentrates sold and reduced cost of production as a result of cost savings.

Cash generated from operating activities in 2017 was $118.0 million compared with $230.6 million in 2016 reflecting the impact of lower gold revenues and higher interest payments, partly offset by higher copper prices and production cost savings.

Capital expenditure on property, plant and equipment was $917.5 million on a cash basis in 2017 compared to $326.3 million in 2016, attributed principally to underground ($835.7 million) with the remainder related to open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at December 31, 2017 were approximately $1.4 billion.

Financial and operational highlights for 2017

Full year 2017

•	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.27 per 200,000 hours worked for the year ended December 31, 2017.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Underground lateral development made good progress during 2017 completing 6.1 equivalent kilometres for the year which was in-line with the 2016 Technical Report expectations.

•	Since the re-start of development in January 2016, a total of 7.7 equivalent kilometres has been completed, which is on plan.

•	Shaft 2 sinking was completed in January 2018 with fit out expected to occur over 2018.

•	Shaft 5 had approximately 100 metres remaining at the end of 2017 and sinking is expected to be complete in Q1’18.

•	During 2017, total underground expansion spend was $835.7 million, meeting guidance and resulting in total underground project spend since January 1, 2016 of approximately $1.1 billion.

•	Production from first draw bell remains planned for mid-2020 and sustainable first production in 2021.

•	During 2017, Oyu Tolgoi set operational records for total material mined and concentrator throughput.

•	Copper production of 157,400 tonnes and gold production of 114,000 ounces in 2017 met the Company’s guidance.

•	Oyu Tolgoi recorded revenue of $939.8 million in 2017 compared with $1,203.3 million in 2016 reflecting lower sales volumes partially offset by higher copper prices.

•	For 2017, the Company recorded income of $110.9 million and net income attributable to owners of Turquoise Hill of $181.2 million or $0.09 per share.

•	Turquoise Hill generated cash flow from operating activities before interest and tax of $325.8 million in 2017, with net cash generated from operating activities of $118.0 million.

•	For 2017, Oyu Tolgoi’s cost of sales was $2.32 per pound of copper sold, C1 cash costs were $1.92 per pound of copper produced and all-in sustaining costs were $2.39 per pound of copper produced[1].

•	Operating cash costs[1] of $711.6 million in 2017 beat the Company’s guidance.

•

Of the $4.2 billion project finance facility proceeds deposited with Rio Tinto in June 2016, approximately $1.0 billion has been redrawn as of December 31, 2017 with approximately $3.2 billion available.

•	Turquoise Hill’s cash and cash equivalents at December 31, 2017 were approximately $1.4 billion.

Fourth quarter 2017

•

Following the newly installed 3,500 tonne per day development crusher consistently operating above nameplate capacity, underground lateral development made strong progress during Q4’17 with a record over 2.2 equivalent kilometres completed.

•	During Q4’17, Rio Tinto undertook a schedule and cost review and reported there were no material changes in project scope, cost or schedule.

[1]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Shaft 2 sinking reached final depth of 1,284 metres during Q4’17 and the shaft bottom mass excavation was approximately 50% complete by year end.

•	During Q4’17, installation of the Shaft 5 exhaust fan commenced and is on target to be completed in early Q2’18.

•	During Q4’17, underground expansion spend was $309.0 million, the highest quarterly expansion spend since notice to proceed was received.

•	During Q4’17, Oyu Tolgoi set operational records for open pit material mined as well as concentrator throughput.

•	Copper production in Q4’17 increased 22.8% over Q3’17 and gold production increased 12.9% compared to Q3’17.

•	Revenue of $251.7 million in Q4’17 increased 1.9% over Q3’17 reflecting higher copper prices partly offset by lower concentrate sales volumes.

•	For Q4’17, the Company recorded income of $33.9 million and net income attributable to owners of Turquoise Hill of $51.1 million or $0.03 per share.

•	Turquoise Hill generated cash flow from operating activities before interest and taxes of $91.1 million in Q4’17.

•	Net cash used in operating activities in Q4’17 was $33.4 million resulting from the bi-annual interest payments due on the project finance facility in December 2017.

Subsequent Event

•	On March 15, 2018, Oyu Tolgoi filed a notice of dispute with the Government of Mongolia for the January 2018 tax assessment.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This continued through 2017 with softer ores from the Central zone. Due to increased processing of harder ore from Phase 4, concentrator throughput for 2018 is expected to be approximately 102,000 tonnes per day.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 340% between 2018 and 2025 when Hugo North Lift 1

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

Underground development progress

Throughout 2017, the main focus of underground development was underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during the year. In January 2018, the Company announced the sinking of Shaft 2 was complete. At the end of 2017, approximately 89% of the underground workforce were Mongolian nationals. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

During Q4’17, Rio Tinto undertook a schedule and cost review. Rio Tinto has provided Turquoise Hill with a high-level overview of the review’s outcomes, in which Rio Tinto concluded there were no material changes in project scope, cost or schedule.

Oyu Tolgoi spent $309.0 million on underground expansion during Q4’17 and $835.7 million for 2017. Total underground project spend from January 1, 2016 to December 31, 2017 was approximately $1.1 billion. At the end 2017, the 2016 Oyu Tolgoi Technical Report (the 2016 Technical Report) projected a cumulative underground project spend of approximately $1.5 billion. The approximate $0.4 billion difference between actual and projected spend is primarily comprised of deferred contingency allowances, foreign exchange differences as well as delayed spending associated with Shaft 2 schedule impact and the mine dry. In addition, Oyu Tolgoi had further capital commitments2 of $1.2 billion as of December 31, 2017. At the end of 2017, the underground project had committed 56% of direct project contracts and procurement packages, of which 71% were to Mongolian companies.

During Q4’17, underground lateral development made strong progress, with over 2.2 equivalent kilometres completed, resulting in 6.1 equivalent kilometres for 2017. Lateral development progress for 2017 was in line with development timeline in the 2016 Technical Report. Since the re-start of development, a total of 7.7 equivalent kilometres of lateral development has been completed. The following table provides a breakdown of the various components of completed lateral development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.6
Total	7.7	6.3	34.6

During Q4’17, the newly installed 3,500 tonne per day development crusher was consistently operating above nameplate capacity. During Q4’17, eleven underground workshops were completed and were in the process of commissioning. Based on the 2016 Technical Report, lateral development is expected to advance approximately 10.0 kilometres during 2018.

During Q4’17, Shaft 2 sinking reached final depth of 1,284 metres and shaft sinking was completed in January 2018. At the end of 2017, the shaft bottom station was approximately 50% complete and headframe works progressed with the positioning of hoist equipment. Fit out of Shaft 2 is expected to occur throughout 2018. Shaft 2 is key to future increases in lateral development activity.

Shaft 5 sinking progressed approximately 200 metres during Q4’17 and is expected to be complete in Q1’18. During Q4’17, installation of the shaft exhaust fan commenced and is on target to be completed in early Q2’18. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities. However, with good early progress and continued on-plan lateral development, the

[2]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

The following table outlines the status of shafts for underground development as of December 31, 2017.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Expected Q1’18	Expected 2021	Expected 2021
Remaining	Complete	~2 metres	~100 metres	Not started	Not started

Supporting infrastructure progressed during Q4’17. Construction of the new camp was approximately 70% complete at the end of Q4’17, including completion and occupancy of the first two buildings. At the end of 2017, the camp’s four remaining buildings were mechanically complete and approved for occupancy by the state commissioning authorities.

During Q4’17, development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Full-year 2017 and Q4’17 open-pit operations performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.27 per 200,000 hours worked for year ended December 31, 2017.

Key financial metrics for 2017 and Q4’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016
Revenue	224.6	237.5	203.7	246.9	251.7	939.8	1,203.3
Revenue by metals in concentrates
Copper	178.5	196.6	173.7	209.2	216.1	795.6	762.6
Gold	42.8	37.5	26.6	34.2	32.5	130.8	419.9
Silver	3.3	3.4	3.3	3.5	3.2	13.4	20.8
Cost of sales	184.3	194.4	188.9	197.8	182.7	763.8	861.8
Production and delivery costs	112.5	120.7	117.7	123.4	106.6	468.4	513.9
Depreciation and depletion	79.5	78.3	75.0	77.4	73.4	304.1	345.9
Capital expenditure on cash basis	142.7	147.9	205.2	234.0	330.4	917.5	326.3
Underground	121.0	136.4	184.7	205.6	309.0	835.7	226.8
Open pit(2)	21.7	11.5	20.5	28.4	21.4	81.8	99.5
Royalties	13.0	14.3	12.5	14.5	15.8	57.1	68.1
Operating cash costs(3)	175.4	168.4	163.6	161.9	217.7	711.6	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	2.22	2.23	2.30	2.43	2.32	2.32	2.07
C1 (per pound of copper produced)(3)	1.57	1.85	1.92	1.83	2.05	1.92	1.02
All-in sustaining (per pound of copper produced)(3)	1.90	2.15	2.27	2.76	2.40	2.39	1.48

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Full year 2017

Revenue of $939.8 million in 2017 decreased 21.9% over 2016 reflecting lower sales volumes due to reduced copper and gold grades as a result of mining lower grade ore from the open-pit. The reduction in grades, particularly gold grades, was partly offset by record-setting open-pit material mined at Oyu Tolgoi and higher copper prices.

Cost of sales in 2017 was $763.8 million compared to $861.8 million in 2016 reflecting a 12.5% reduction in volumes of concentrates sold and reduced cost of production as a result of cost savings.

Capital expenditure on a cash basis for 2017 was $917.5 million compared to $326.3 million in 2016, comprising amounts attributed to the underground project and open-pit activities of $835.7 million and $81.8 million respectively. Open-pit capital expenditure includes deferred stripping of $34.4 million and tailings storage facility spending of $13.1 million.

Total operating cash costs3 at Oyu Tolgoi were $711.6 million in 2017 compared to $775.3 million in 2016. Lower operating cash costs reflect mining and production efficiency improvements, benefits from cost reduction programs and reduced royalty expense due to lower revenue. This was partly offset by higher open pit material mined and concentrator throughput in 2017, compared to 2016. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales were $2.32 per pound of copper sold in 2017, compared with $2.07 per pound of copper sold in 2016 reflecting lower volumes of metals in concentrate sold and reduced head grades.

Oyu Tolgoi’s C1 cash costs3 in 2017 were $1.92 per pound of copper produced, an increase from $1.02 per pound of copper produced in 2016, and are presented net of revenues from gold and silver sales. The increase was mainly due to lower grades and recoveries resulting from the mining of low-grade ore, particularly gold, in 2017.

All-in sustaining costs3 in 2017 were $2.39 per pound of copper produced, compared with $1.48 per pound of copper produced in 2016. The increase was mainly due to reduced gold credits per pound of copper produced.

Fourth Quarter 2017

Revenue of $251.7 million in Q4’17 increased 1.9% over Q3’17 reflecting higher copper prices partly offset by lower concentrate sales volumes.

Q4’17 cost of sales was $182.7 million compared to $197.8 million in Q3’17 reflecting the processing of softer Phase 6 ore and higher average mill head grades.

Capital expenditure on a cash basis for Q4’17 was $330.4 million compared to $234.0 million in Q3’17, comprising amounts attributed to the underground project and open-pit activities of $309.0 million and $21.4 million respectively.

Total operating cash costs3 at Oyu Tolgoi increased to $217.7 million in Q4’17 compared to $161.9 million in Q3’17 mainly due to higher open pit maintenance costs and lower capitalization of production phase stripping costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.32 per pound of copper sold in Q4’17, compared with $2.43 per pound of copper sold in Q3’17 resulting from reduced cost of production due to higher head grades.

[3]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi’s C1 cash costs4 in Q4’17 were $2.05 per pound of copper produced, an increase from $1.83 per pound of copper produced in Q3’17, due to the impact of higher operating cash costs, partly offset by lower gold sales.

All-in sustaining costs4 in Q4’17 were $2.40 per pound of copper produced, compared with $2.76 per pound of copper produced in Q3’17, mainly due to net inventory write-down reversals incurred in Q4’17 and a decrease in sustaining capital.

Key operational metrics for 2017 and Q4’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016

Open pit material mined (‘000 tonnes)	25,615	24,333	25,193	27,466	28,929	105,921	96,938
Ore treated (‘000 tonnes)	9,819	10,087	9,637	10,615	10,838	41,177	38,152
Average mill head grades:
Copper (%)	0.61	0.51	0.51	0.48	0.53	0.51	0.65
Gold (g/t)	0.25	0.15	0.16	0.18	0.20	0.17	0.36
Silver (g/t)	1.50	1.30	1.38	1.34	1.54	1.39	1.83
Concentrates produced (‘000 tonnes)	206.7	176.0	171.0	170.0	205.4	722.5	846.6
Average concentrate grade (% Cu)	22.0	21.6	21.8	21.7	22.0	21.8	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	45.5	38.1	37.2	36.9	45.3	157.4	201.3
Gold (‘000 ounces)	49	25	24	31	35	114	300
Silver (‘000 ounces)	273	215	236	239	285	974	1,420
Concentrates sold (‘000 tonnes)	181.9	190.2	182.0	176.6	175.5	724.3	828.6
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.6	39.5	37.3	36.9	35.7	149.3	188.9
Gold (‘000 ounces)	39	32	23	29	27	111	347
Silver (‘000 ounces)	239	205	222	229	205	860	1,280
Metal recovery (%)
Copper	76.6	74.9	74.6	73.5	78.0	75.4	81.0
Gold	63.4	48.8	47.7	51.2	50.5	49.7	68.5
Silver	57.2	51.8	53.9	52.8	53.0	52.9	63.1

Full year 2017

During 2017, Oyu Tolgoi achieved record-setting open pit material mined and concentrator throughput. Open pit material mined increased 9.3% over 2016 and concentrator throughput increased 7.9% over 2016. During 2017, open-pit operations mined low-grade ore, particularly gold, as well as processed stockpiled ore. As a result, 2017 copper grades declined 21.5% over 2016 and gold grades declined 52.8% over 2016, which was in line with expectations. Copper production of 157,400 tonnes for 2017 decreased 21.8% over 2016 and gold production of 114,000 ounces decreased 62.0% over 2016. The Company met 2017 production guidance.

Fourth quarter 2017

Oyu Tolgoi had a strong fourth quarter setting quarterly records for open pit material mined as well as concentrator throughput. Material mined in Q4’17 increased 5.3% over Q3’17 and ore treated increased 2.1% over Q3’17. Higher mill availability and processing of softer Phase 6 ore in Q4’17 resulted in a 20.8% increase in concentrate production over Q3’17. Copper production in Q4’17 increased 22.8% compared to

[4]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q3’17 due to higher grades and improved mill availability. Gold production in Q4’17 increased 12.9% over Q3’17 due to increased grades and higher concentrate production.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018. Open-pit operations are expected to mine in Phase 6 in early 2018 and Phase 4 throughout the year. In addition, stockpiled ore will be processed during 2018. The increased gold production relative to the 2016 technical report is due to splitting Phase 4 into two parts (4A and 4B) and bringing production forward from future years.

Operating cash costs for 2018 are expected to be approximately $700 million. The reduction compared to 2017 operating cash costs reflects lower concentrator and logistics costs.

Capital expenditures for 2018 on a cash-basis are expected to be approximately $150 million for open-pit operations and $1.1 billion to $1.2 billion for underground development.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. The main drivers of the 2018 estimate increase compared to the forecast for 2017 are equipment purchases and maintenance componentization.

Underground development capital includes both expansion capital and VAT. Based on the 2016 Oyu Tolgoi Technical Report, lateral development is expected to advance approximately 10.0 kilometres during 2018. Turquoise Hill continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

Tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015.

Oyu Tolgoi initially pursued the dispute resolution process outlined by the MTA to object to the tax assessment through the filing of a complaint, noting items that are covered by specific Investment Agreement provisions. Oyu Tolgoi was subsequently notified the Mongolian Tax Authority did not have jurisdiction to resolve their complaint.

Oyu Tolgoi agreed to pay approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items; this amount was fully provided for at December 31, 2017 and was paid in January 2018.

On March 15, 2018, Oyu Tolgoi filed a notice of dispute with the Government of Mongolia under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). Chapter 14 of the Investment Agreement outlines the dispute resolution process. The notice of dispute filing is the first step in the process and includes a 60-working-day negotiation period. If the parties are unable to reach a resolution during the 60-working-day period, the dispute can be referred to international arbitration.

Turquoise Hill is of the firm view that Oyu Tolgoi has paid all taxes, including approximately $5.0 million of accepted items, and charges required under the Investment Agreement (and reconfirmed in the Underground Mine Development and Financing Plan) and Mongolian law.

Force majeure declaration

On January 17, 2018, Oyu Tolgoi declared force majeure in connection to customer contracts for concentrate due to protestors using a large number of vehicles to obstruct the main access road within China at the Ganqimaodu Border Zone. The main border crossing for goods and supplies remained open. The placement of protestors’ vehicles prevented any traffic from safely traversing the border, both inbound and outbound.

On January 18, 2018, the blockade was lifted and the border reopened and on January 19, 2018, Oyu Tolgoi concentrate convoys recommenced crossing the border. Due to ongoing border congestion, a waiting period was required for border traffic to return to pre-blockade levels. In order to lift force majeure, a period of consistent convoy crossings was required reconfirming a stable concentrate supply chain.

Effective March 1, 2018, Oyu Tolgoi lifted force majeure notice to customers. Safe and normal operations, including underground development, were maintained during the force majeure period, and no production impact is expected. Turquoise Hill expects any force majeure-related sales impact to be made up over the next few quarters.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi power supply

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification the Government of Mongolia (Government) had cancelled the Power Sector Cooperation Agreement (PSCA), which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options, including construction of an Oyu Tolgoi based power plant. A final decision on the outcome, cost or financing of a permanent domestic power supply has not been concluded.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of December 31, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.9 billion, including accrued interest of $0.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of December 31, 2017, the cumulative amount of such funding was $0.8 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.4 billion.

In June 2016, Oyu Tolgoi drew down approximately $4.3 billion of the project finance facility and used all net proceeds, after settlement of withholding taxes and transaction costs, to pay down shareholder loans payable by Oyu Tolgoi to Turquoise Hill. A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, as the net proceeds from draw down were placed on deposit with Rio Tinto in accordance with the Company’s Cash Management Services Agreement (CMSA). The Company draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of December 31, 2017, $1.0 billion had been re-drawn from this related-party receivable, leaving a balance of $3.2 billion. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date, this is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future.

Anti-Corruption Authority Information Request

On March 9, 2018, Oyu Tolgoi LLC (Oyu Tolgoi) received an information request from the Mongolian Anti-Corruption Authority (ACA) to provide financial information relating to Oyu Tolgoi. The request relates to an investigation about possible abuse of power by authorized officials during negotiation of the 2009 Oyu Tolgoi Investment Agreement. There is no indication in the ACA information request to suggest that Oyu Tolgoi is a subject of the investigation.

December 31, 2017	Page |	12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

B.	CORPORATE ACTIVITIES

Board changes

Effective January 4, 2017, Maryse Saint-Laurent, ICD.D, was appointed to the Company’s Board as an independent director. Ms. Saint-Laurent is an accomplished legal executive, corporate director and senior advisor to boards and management teams with almost 20 years of experience in the energy and electricity sectors.

The Turquoise Hill Board of Directors accepted the resignation of director Craig Stegman effective September 13, 2017. Dr. Stegman resigned from the Turquoise Hill board as a result of relocating to Australia and increased professional responsibilities at Rio Tinto.

Effective December 18, 2017, Stephen Jones was appointed to the Company’s Board of Directors. Mr. Jones has more than 20 years of experience working for Rio Tinto in Growth and Innovation, Copper and Coal, Aluminium, Iron Ore as well as Technology and Innovation in Australia, Canada, Mongolia and the U.S.

Management changes

In February 2017, Turquoise Hill announced the retirement of Steeve Thibeault, the Company’s Chief Financial Officer, effective May 23, 2017. During the search process for Mr. Thibeault’s successor, Turquoise Hill’s Controller, Owen Thomas, served as acting CFO.

Turquoise Hill appointed Luke Colton as Chief Financial Officer effective October 9, 2017. Mr. Colton has more than 15 years of financial experience and since 2013 served as Chief Financial Officer of Richards Bay Minerals in South Africa.

3.	SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

($ in millions, except per share information)	Quarter Ended
	Dec-31 2017	Sep-30 2017	Jun-30 2017	Mar-31 2017
Revenue	$251.7	$246.9	$203.7	$237.5
Net income attributable to owners of Turquoise Hill	$51.1	$65.3	$23.8	$41.0
Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.03	$0.01	$0.02

	Quarter Ended
	Dec-31 2016	Sep-30 2016	Jun-30 2016	Mar-31 2016
Revenue	$224.6	$226.3	$329.7	$422.7
Net income (loss) attributable to owners of Turquoise Hill	$93.3	$(31.4)	$29.8	$118.9
Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.05	$(0.02)	$0.01	$0.06

December 31, 2017	Page |	13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Volatility in revenue over the periods presented has generally resulted from variable metal prices combined with changes in sales volume as well as fluctuating grades and recoveries. Subsequent to the quarter ended June 30, 2016, the quarter to quarter revenues have been relatively consistent. Prior to that, quarterly revenues were significantly higher primarily as a result of increased gold sales arising from the processing of higher-grade ore from the open pit.

Net income attributable to owners of Turquoise Hill in each of the quarters ended December 31, 2017, September 30, 2017, June 30, 2017, March 31, 2017, and December 31, 2016 was positively impacted by adjustments relating to the recognition of deferred tax assets of $28.0 million, $77.8 million, $28.5 million, $43.0 million, and $131.4 million, respectively. Excluding the effect of deferred tax recognition, net income (loss) from continuing operations attributable to owners of Turquoise Hill followed a similar trend to revenue as described previously.

4.	INCOME AND OTHER TAXES

The Company recorded an income statement credit of $154.0 million for income and other taxes during 2017, compared with a credit of $110.3 million during 2016. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes for 2017 of $177.3 million. Additional Mongolian deferred tax assets of $164.9 million and additional Canadian deferred tax assets of $12.5 million were recognized during 2017. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability, and include adjustments to record potential deferred tax assets not recognized in previous periods.

During 2017, the Company recognized additional Mongolian deferred tax assets of $164.9 million, of which $132.8 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period. The remaining movement in the Mongolian deferred tax asset was due to an overall strengthening of taxable income forecasts driven by improved long-term commodity price projections and the impact of the tax assessment partly offset by updated operating assumptions in mine planning during the year. The tax assessment resulted in an adjustment to the deferred tax asset, reducing tax losses and deductions for depreciation of property, plant, and equipment from years prior to 2017. The tax assessment impacts the timing of future tax deductions for depreciation of property, plant, and equipment which in turn affects the recoverability of tax losses.

An effective tax rate of approximately 350% during 2017 arose as the Company reported a loss from continuing operations before tax of $43.1 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $154.0 million.

In 2016, the Company recognized additional Mongolian deferred tax assets of $88.4 million and initially recognized a deferred tax asset of $43.0 million in relation to Canadian tax losses carried forward. An effective tax rate in excess of 1,000% during 2016 arose as the Company reported a loss from continuing operations before tax of $3.7 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $110.3 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

December 31, 2017	Page |	14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Additional income statement information, including income and other taxes relating to Oyu Tolgoi and the Company’s corporate operations is provided in Note 3 – Operating segment and Note 16 – Income taxes – to the consolidated financial statements.

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash generated from operating activities was $118.0 million in 2017 compared with $230.6 million in 2016. Cash generated from operating activities before interest and tax was $325.8 million in 2017 compared to $399.2 million in 2016 mainly reflecting the impact of lower gold revenues, partly offset by higher copper prices and production cost savings. Interest paid in 2017 totalled $259.0 million compared to $118.3 million in 2016 reflecting higher bi-annual interest payments made in 2017 on the $4.4 billion project finance facility that was drawn down in May and June 2016. Income and other taxes paid in 2017 amounted to $8.6 million compared to $70.7 million in 2016 reflecting settlement of withholding taxes in 2016 associated with the drawdown of the project finance facility.

Investing activities. Cash used in investing activities totalled $96.3 million in 2017, compared with $4.3 billion in 2016. Cash used in investing activities in 2017 of $96.3 million primarily reflects capital expenditure of $917.5 million partly offset by $820.0 million withdrawn from the Company’s CMSA. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totalling $4.2 billion were placed with a subsidiary of Rio Tinto, during 2016. The resulting receivables, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of December 31, 2017, amounts totalling $1.0 billion have been withdrawn and provided to Oyu Tolgoi.5

Financing activities. Cash generated from financing activities was $5.1 million in 2017 compared to $4.1 billion in 2016. In 2016, net proceeds from the project finance facility of $4.3 billion were partially offset by the payment of $0.2 billion of project finance fees.

Liquidity

As of December 31, 2017, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.4 billion (2016: $1.4 billion) and consolidated working capital6 of negative $109.8 million (2016: $69.3 million). The movement in working capital during 2017 was a result of a rise in payables associated with underground development and reduced levels of trade and other receivables.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of December 31, 2017, $1.0 billion had been re-drawn from this related-party receivable, leaving a balance of $3.2 billion.

Turquoise Hill believes that, based on its current cash position and the net project finance proceeds available to be re-drawn from the related-party receivable, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on underground development continues and associated payables are recorded.

[5]	Please refer to Section 2.A – OYU TOLGOI – on page 6 and to Section 14 – RELATED-PARTY TRANSACTIONS – on page 37 of this MD&A.
[6]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

December 31, 2017	Page |	15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs.

In December 2015, Oyu Tolgoi signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at December 31, 2017. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt in the future.

The Company’s accumulated deficit at December 31, 2017 was $4.1 billion compared to $4.3 billion at December 31, 2016.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	December 31, 2017	December 31, 2016

Financial Assets
Cash and cash equivalents	$1,444,783	$1,417,754
Available for sale: Long-term investments	8,441	4,344
Cost method: Long-term investments	-	115
Loans and receivables:
Trade and other receivables	16,270	31,651
Due from related parties	12,819	10,906
Receivable from related party	3,156,284	3,976,284

Financial Liabilities
Trade and other payables	373,400	206,878
Payable to related parties	52,308	37,248
Borrowings (project finance facility)	4,146,601	4,126,117
Interest payable on long-term borrowings	10,161	9,279

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents, and other financial assets including related party balances. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

Turquoise Hill is exposed to U.S. and LIBOR interest-rate risk with respect to the variable rates of interest on its third-party project finance borrowings, receivable from related party, and cash equivalents, the majority of which are at variable rates.

6.	SHARE CAPITAL

As of March 15, 2018, the Company had a total of 2,012,314,469 common shares outstanding.

As of January 29, 2018, there are no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

December 31, 2017	Page |	16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

7.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5 – LIQUIDITY AND CAPITAL RESOURCES – on page 15 of this MD&A.

Copper and gold markets

Commodity prices are a key driver of Turquoise Hill’s earnings. During February 2018, copper prices remained rangebound between $3.05 per pound and $3.29 per pound, with an average price for the month of $3.18 per pound. February prices reflected a combination of U.S. dollar movement, profit-taking and mixed macroeconomic data. The February reading of global manufacturing Purchasing Managers Index (PMI) pointed to further, albeit weaker, expansion. The U.S. PMI jumped to its highest level since May 2014 while E.U., Japan and China PMIs moderated. However, stronger January 2018 imports indicates China’s clampdown on scrap imports is expected to lead to rising demand for other forms of copper. By the end of February 2018, visible cathode stocks had increased by approximately 160,000 tonnes month-over-month to 1.3 million tonnes. There are a number of labour negotiations at copper mines in 2018, and as a consequence disruption risk is associated with approximately 6.0 million tonnes (approximately 28%) of global mine supply. At the end of February 2018, labour negotiations had been settled for approximately 700,000 tonnes of global mine supply. Spot treatment charges decreased further and by the end of February were $68.8 per tonne (down from $71.6 per tonne at the end of January) as traders were bidding aggressively in anticipation of strike risk in upcoming months. By the end of February 2018, gold prices had fallen to three-week lows of $1,311 per ounce due to a reversal in U.S. dollar valuation. Rising U.S. ten-year bond yields posed additional downside risk for gold. The average gold prices in February was $1,331 per ounce.

Foreign exchange rates

Oyu Tolgoi’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

8.	OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s operating lease commitments disclosed within Section 9 –CONTRACTUAL OBLIGATIONS, during the year ended December 31, 2017, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

December 31, 2017	Page |	17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

9.	CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2017.7

(Stated in $000’s of dollars)	Payments Due by Period

	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total

Purchase obligations (1)	$943,274	$235,405	$49,782	$-	$1,228,461
Power commitments	113,325	226,651	226,651	57,577	624,204
Operating leases	20,317	23,415	2,206	3,125	49,063
Finance leases	-	-	12,518	-	12,518
Decommissioning obligations	-	-	-	266,472	266,472
Total	$1,076,916	$485,471	$291,157	$327,174	$2,180,718

(1)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

10.	CHANGES IN ACCOUNTING POLICIES

There were no changes in Turquoise Hill’s accounting policies during 2017.

11.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2017. While all of the estimates are important to the Company’s consolidated financial statements, the following estimates derived therefrom have been identified as being critical:

•	Reserves and resources;
•	Recoverable amount of property, plant and equipment;
•	Depletion and depreciation of property, plant and equipment;
•	Decommissioning obligations
•	Deferred stripping
•	Income taxes; and
•	Net realizable value of inventories.

Reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in NI 43-101). Estimated recoverable reserves are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform when required,

[7]	Please refer to Section 15 – NON-GAAP MEASURES – on page 38 of this MD&A for further information.

December 31, 2017	Page |	18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

assessments of the recoverable amount of property, plant and equipment; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator. A formal estimate of recoverable amount may, but will not necessarily, result in an impairment charge in the financial statements.

Recoverable amount is assessed at the level of the cash-generating units, which are identified as the smallest identifiable group of assets capable of generating cash inflows, which are largely independent from the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is estimated by reference to the higher of value in use and fair value less costs of disposal (FVLCD). FVLCD is usually estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Turquoise Hill’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Turquoise Hill’s assets and, as such, the amortization of these assets has a significant effect on Turquoise Hill’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method. Depletion of each mineral property interest is provided on the units-of-production basis using estimated proven and probable reserves as the depletion basis.

Significant judgment is involved in the determination of the useful lives and residual values of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset. For long-lived assets that are depleted or depreciated over proven and probable reserves using the units-of-production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or deprecation.

Decommissioning obligations

Turquoise Hill has obligations for site restoration and decommissioning related to its mining properties. Turquoise Hill, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies. In addition, the estimate includes liabilities arising from constructive obligations made by the Company. Such obligations may arise from established patterns or practice by Turquoise Hill or its affiliates (including other member companies of the Rio Tinto Group), published policies or statements of intent, or other commitments, whether contractual or informal. As a result of future reviews of its constructive obligations with respect to asset retirement, there could be adjustments to the Company’s accounting provision for site restoration and decommissioning affecting future results.

December 31, 2017	Page |	19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill recognizes liabilities for statutory, contractual, legal and constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments including estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Turquoise Hill’s existing assets could differ materially from their estimated undiscounted future value.

Deferred stripping

Stripping of waste material takes place throughout the production phase of a surface mine or pit. Identification of components within a mine and of life of component strip ratios is dependent on the mine’s design. Changes to that design may introduce new components and/or change the life of component strip ratios. Changes in other technical or economic parameters having an impact on ore reserves may also have an impact on the life of component strip ratios even if they do not affect the mine’s design. Changes to the life of component strip ratio are accounted for prospectively.

Income taxes

Turquoise Hill is subject to assessments by various taxation authorities, who may interpret tax legislation differently from Turquoise Hill. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

Turquoise Hill must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. Turquoise Hill recognizes deferred tax assets for unused tax losses, tax credits and deductible temporary differences, only to the extent it is probable that future taxable profits will be available against which they can be utilized.

The determination of the ability of Turquoise Hill to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about Turquoise Hill’s future performance. Management is required to assess whether Turquoise Hill is more likely than not able to benefit from these tax losses and temporary differences. Changes in economic conditions, metal prices, timing of taxable income streams and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

December 31, 2017	Page |	20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value. If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating net realizable value requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing, and associated costs.

12.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2017, and have not been applied in preparing the annual consolidated financial statements.

The following standards may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 introduces the expected credit loss model for impairment of financial assets, which replaces the incurred loss model used in IAS 39. IFRS 9 amends the rules on hedge accounting to align the accounting treatment with the risk management practices of the business. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Lastly, IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.

The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on January 1, 2018:

The Company expects to make an election upon initial recognition for equity instruments currently classified as available for sale, to satisfy the conditions for classification as fair value through other comprehensive income (FVOCI). Fair value movements and gains or losses realized on the sale of financial assets at FVOCI will not be reclassified to the consolidated statement of income.

The Company’s financial assets currently classified as loans and receivables and measured at amortized cost will be classified at amortized cost with the exception of the Company’s investments in money market funds and provisionally priced trade receivables that will be classified as financial assets at fair value through profit and loss.

There will be no impact on the Company’s accounting for financial liabilities.

The new impairment model requires the recognition of impairment provisions based on expected credit losses, rather than only incurred credit losses, as is the case under IAS 39. The new impairment model applies to the Company’s financial assets classified at amortized cost. Based on the assessments undertaken to date, the Company does not expect credit losses to be material upon adoption of the new standard. The calculation will be updated at every reporting period.

December 31, 2017	Page |	21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The new standard introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of adoption of the new standard.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time.

The Company has assessed the effects of applying the new standard on the Company’s consolidated financial statements and does not expect measurement differences between IAS 18 and IFRS 15.

The Company expects to disclose movements in the fair value of trade receivables separately within the revenue note.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard; information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2017 under IAS 17, the current lease standard, is disclosed within Note 24 of the Company’s annual financial statements for the year ended December 31, 2017. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, together with a detailed review of contracts and financial reporting impacts. This work will continue during 2018 together with an assessment of likely changes to systems. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

December 31, 2017	Page |	22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

13.	RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to Section 21 – FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION – on page 42 of this MD&A. If any of such risks or risks not currently known to Turquoise Hill actually occurs or materializes, the Company’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Company may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Investment Agreement and the Underground Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Underground Plan, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement and the Underground Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. If the terms of the Investment Agreement and/or the Underground Plan cannot be enforced effectively, the Company could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

The Company’s ability to carry on business in Mongolia is subject to legal and political risks.

Although Turquoise Hill expects that the Investment Agreement and the Underground Plan will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, Turquoise Hill remains subject to legal and political risks in Mongolia.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the Underground Plan may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title

December 31, 2017	Page |	23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licenses and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

There can be no assurance that the Company will be able to secure the funding that it needs to continue development of the Oyu Tolgoi underground mine.

Additional funding may be required to complete the development of the underground mine, which could potentially include construction of a power facility at Oyu Tolgoi. If the full amount of project and other financing required to complete these developments of the underground mine is not available or obtainable on reasonable commercial terms for such purposes or funding from the Oyut open pit mine operations is insufficient, the Company could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of the Turquoise Hill Financing Support Agreement, the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from Rio Tinto International Holdings Limited (RTIH) permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to Turquoise Hill’s interests or that impair the Company’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on Turquoise Hill and its share price.

The Government of Mongolia holds a significant stake in Oyu Tolgoi.

Although the ARSHA contemplates that the Company will maintain a controlling interest in Oyu Tolgoi, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi property. In addition, a portion of the Oyu Tolgoi property is held subject to an agreement with Entrée, a Canadian exploration stage resource company in which the Corporation directly holds an 8.0% interest and RTIH directly holds a 9.7% interest. Therefore, the Company will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and

December 31, 2017	Page |	24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

financing matters resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Investment Agreement and the Underground Plan include a number of future covenants that may be outside of the control of the Company to perform.

The Investment Agreement and the Underground Plan commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that Commercial Production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although Oyu Tolgoi LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required Commercial Production levels.

•

Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the Underground Plan. Such a default or breach could result in termination of the Investment Agreement and the Underground Plan or damages accruing, which may have a material adverse impact on Turquoise Hill and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize only Mongolian power sources.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Alternative strategies whereby the

December 31, 2017	Page |	25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Company would undertake the construction of a power generating facility in Mongolia are likely to require further funding in addition to the existing project finance and proposed supplemental debt facilities; such funding remains subject to negotiation, and may not be available or may only be available on substantively different terms from existing facilities. Despite the Company’s best efforts, the ability to meet such an obligation is not necessarily within the Company’s control and non-fulfilment of such requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on Turquoise Hill and its share price.

RTIH, as the holder of a majority of the Common Shares, and as manager of Oyu Tolgoi, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the 2010 heads of agreement (HoA), RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi. The Company’s Board of Directors appoints the CEO in consultation with RTIH. The CEO and the rest of the Corporation’s senior management team, are employed by affiliates of RTIH and are seconded to the Corporation.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Company, through a series of governance mechanisms and restrictive covenants established under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters.

The interests of RTIH and the interests of the Company’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either Turquoise Hill or the Company’s other shareholders.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates, and development may involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground component of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining

December 31, 2017	Page |	26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

A substantial portion of Turquoise Hill’s receivables and liquid asset deposits are with or managed by affiliates of Rio Tinto.

On December 15, 2015, the Company entered into the Cash Management Services Agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, pursuant to which the net proceeds from the Project Finance Facility are to be placed with and managed by 9539549 Canada Inc. until they are returned to Turquoise Hill for purposes of funding the underground at Oyu Tolgoi. Although RTIH has guaranteed the obligations of 9539549 Canada Inc. under the Cash Management Services Agreement, a delay in the return of such funds when requested by Turquoise Hill, or the unavailability of such funds for any reason, could result in a material adverse effect on the Corporation.

In May 2016, the Company and its wholly-owned subsidiary, Movele S.à r.l., entered into the Movele Deposit Agreement, pursuant to which Movele S.à r.l. deposited funds with RTF, which are invested or deposited by RTF for fixed terms. The inability of Movele S.à r.l. to access cash and cash equivalent investments on deposit with RTF under the Movele Deposit Agreement, in a timely manner or at all due to circumstances which limit RTF’s ability to return such funds to Movele S.à r.l. could have a material adverse impact on Turquoise Hill and its business.

Changes in laws and regulations, whether actual or the interpretation thereof, could adversely impact the Company’s activities.

Mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Company’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on Turquoise Hill and its share price.

Turquoise Hill is exposed to risks of changing political stability and government regulation in the countries in which it carries out its activities.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and

December 31, 2017	Page |	27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognize revenue. In addition, in the various jurisdictions where the Company operates and finances its business activities (including Mongolia, Canada and Europe), it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions, and face risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. The Company’s activities may also be affected to varying degrees by political and economic instability, economic, investment or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Corporation is active, the regulatory environment is in a state of continuing change, and new laws, interpretations, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Corporation carries out its activities also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government officials or agencies. As such, even the Corporation’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Corporation and its share price.

The Company may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

Turquoise Hill relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. Turquoise Hill has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Company is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

December 31, 2017	Page |	28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A breach by Turquoise Hill of its contractual agreements could have a material adverse effect on the Company and its business.

Turquoise Hill is party to a number of material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Company breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or the operations of Oyu Tolgoi, the Company’s main asset. Rio Tinto, as the Company’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Company if it were to claim damages for a breach of an agreement against Turquoise Hill or require specific performance of an obligation that the Company is unable to comply with.

The disclosed resource and reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control. Turquoise Hill’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in the Annual Information Form (AIF), including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large-scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Turquoise Hill uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Turquoise Hill and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be

December 31, 2017	Page |	29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. Turquoise Hill would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on Turquoise Hill and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver

	High	Low	Average	High	Low	Average	High	Low	Average

2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79

2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08

2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66

2016	$2.69	$1.96	$2.21	$1,366	$1,077	$1,251	$20.71	$13.58	$17.16

2017	$3.27	$2.48	$2.80	$1,346	$1,151	$1,257	$18.56	$15.22	$17.05

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use

December 31, 2017	Page |	30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and access the subject land area are ultimately adversely affected by application of Resolution No. 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the terms of Resolution No. 175 and the Minerals Law (2006).

It is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC.

To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

Turquoise Hill is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Company must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to Turquoise Hill and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on Turquoise Hill and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on Turquoise Hill and its share price.

December 31, 2017	Page |	31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if Turquoise Hill cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

Turquoise Hill has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on Turquoise Hill and its share price.

Turquoise Hill’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

Turquoise Hill conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. Turquoise Hill expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on Turquoise Hill and its share price.

Turquoise Hill is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Company or any director, officer, employee, consultant or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its employees, consultants and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage, and may previously have engaged, in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on Turquoise Hill and its share price.

December 31, 2017	Page |	32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill may be subject to public allegations or regulatory investigations that could materially and adversely affect the Company’s business.

Turquoise Hill at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions in which it is not currently active. A serious allegation or formal investigation by regulatory authorities (regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price. There may also be considerable cost and disruption in responding to allegations or investigations and taking any remedial action.

There can be no assurance that the interests held by Turquoise Hill in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

Turquoise Hill has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. Turquoise Hill has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on Turquoise Hill and its share price.

Turquoise Hill does not expect to pay dividends for the foreseeable future.

Turquoise Hill has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

There is no assurance that Turquoise Hill will be capable of consistently producing positive operating cash flows.

Oyu Tolgoi LLC generated positive operating cash flows in 2017. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging for additional capital, whether through project debt financing or otherwise, if required, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine. If such additional capital is required but not available on commercially reasonable terms or at all, it may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Corporation and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is

December 31, 2017	Page |	33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

Turquoise Hill cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of Turquoise Hill. The Company does not maintain general insurance against political or environmental risks, which may have a material adverse impact on Turquoise Hill and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Company’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Company’s results of operations. Customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect Turquoise Hill’s operating results. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

Turquoise Hill faces risks associated with enforcement of its contractual rights.

Enforcement of existing and future laws and contracts in jurisdictions in which the Company carries out its activities is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies, such as the Company, with activities in or contracts with counterparties in such jurisdictions. These uncertainties could limit the legal protections available to Turquoise Hill. The Company’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability. In addition, the Company is exposed to risks of political instability and government regulation in the countries in which it carries out its activities. See also the risk factor titled The Company may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, development and exploration of mining properties is limited and competition for

December 31, 2017	Page |	34

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

such persons is intense. Turquoise Hill believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, Oyu Tolgoi LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Company or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on Turquoise Hill and its share price.

Turquoise Hill may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

Turquoise Hill may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

December 31, 2017	Page |	35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s business could be materially and adversely affected by litigation proceedings.

Turquoise Hill is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company n may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on Turquoise Hill’s business, operating results, and financial condition.

Turquoise Hill may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

Based on the scope of its past, current and projected operations, the Company does not believe that it was a PFIC for the 2017 tax year. However, the determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Company is classified as a PFIC, U.S. holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on Turquoise Hill and its share price.

December 31, 2017	Page |	36

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

14.	RELATED-PARTY TRANSACTIONS

As at December 31, 2017, Rio Tinto’s equity ownership in the Company was 50.8% which was unchanged from December 31, 2016.

The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Year Ended December 31,
(Stated in $000’s of dollars)	2017	2016

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$1,091	$3,074
Management services payment (i)	(24,554)	(32,821)
Cost recoveries - Rio Tinto (ii)	(41,632)	(44,537)

Finance income:
Cash and cash equivalents (iii)	13,105	7,276
Receivable from Rio Tinto (iv)	134,130	79,384

Finance costs:
Completion support fee (v)	(108,158)	(65,100)
Total	$(26,018)	$(52,724)

Statements of Cash Flows	Year Ended December 31,
(Stated in $000’s of dollars)	2017	2016

Cash generated from operating activities
Interest received (iii, iv)	$52,232	$14,704
Interest paid (v)	(40,913)	(13,866)

Cash flows from investing activities

Receivable from related party: amounts deposited (iv)	-	(4,156,284)
Receivable from related party: amounts withdrawn (iv)	820,000	180,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(49,362)	(22,755)

Balance Sheets (Stated in $000’s of dollars)	December 31, 2017	December 31, 2016

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	12,819	10,906
Prepaid expenses and other assets	35,736	11,153
Receivable from related party and other non-current financial assets (iv)	3,156,284	3,976,284
Trade and other payables
Management services payment - Rio Tinto (i)	(14,128)	(7,839)
Cost recoveries - Rio Tinto (ii)	(38,180)	(29,409)
Total	$3,894,242	$4,702,806

December 31, 2017	Page |	37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2017, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At December 31, 2017, amounts due from 9539549 Canada Inc. totalled $3,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

15.	NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

December 31, 2017	Page |	38

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Year Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2017	September 30, 2017	December 31, 2017	December 31, 2016
Cost of sales	182,788	197,774	763,798	861,757
Cost of sales: $/lb of copper sold	2.32	2.43	2.32	2.07
Depreciation and depletion	(73,491)	(77,355)	(304,144)	(345,868)
Provision against carrying value of copper-gold concentrate	(2,711)	2,967	8,718	(2,027)
Change in inventory	44,029	(16,579)	13,885	(47,166)
Other operating expenses	50,701	74,465	201,461	307,719
Less:
- Inventory (write-down) reversal	11,812	(25,040)	6,834	(12,509)
- Depreciation	(804)	(797)	(3,460)	(19,476)
Management services payment to Turquoise Hill	5,348	6,508	24,554	32,821

Operating cash costs	217,672	161,943	711,646	775,251
Operating cash costs: $/lb of copper produced	2.18	1.99	2.05	1.75
Adjustments to operating cash costs(1)	22,966	24,948	100,018	118,020
Less: Gold and silver revenues	(35,615)	(37,742)	(144,218)	(440,669)

C1 costs ($‘000)	205,023	149,149	667,446	452,602

C1 costs: $/lb of copper produced	2.05	1.83	1.92	1.02

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	7,746	4,099	21,999	23,606
Asset retirement expense	1,669	1,771	6,583	6,078
Royalty expenses	15,654	14,532	57,082	68,142
Ore stockpile and stores write-down (reversal)	(11,812)	25,040	(6,834)	12,509
Other expenses	274	1,554	3,056	5,253
Sustaining cash capital including deferred stripping	21,108	28,331	81,450	87,891

All-in sustaining costs ($‘000)	239,662	224,476	830,782	656,081

All-in sustaining costs: $/lb of copper produced	2.40	2.76	2.39	1.48

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2017	December 31, 2016

Inventories (current)	$274,142	$260,668
Trade and other receivables	29,089	42,557
Trade and other payables:
- trade payables and accrued liabilities	(360,697)	(196,716)
- payable to related parties	(52,308)	(37,248)

Consolidated working capital	$(109,774)	$69,261

Contractual obligations

Section 8 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial

December 31, 2017	Page |	39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at December 31, 2017 to the financial statements and notes is provided below.

	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations
Commitments (MD&A)	$1,228,461	$624,204	$49,063	$12,518	$266,472
Cancellable obligations	(1,007,814)	(169,989)	-	-	-
(net of exit costs)
Accrued capital expenditure	(171,343)		-	-	-
Discounting and other adjustments	-		-	-	(140,751)
Financial statement amount	$49,304	$454,215	$49,063	$12,518	$125,721

16.	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the Company’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 –Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2017 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2017 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2017.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

18.	OVERSIGHT OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

19.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

20.	CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2016, and other continuous disclosure documents filed by the Company since January 1, 2017 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

21.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in

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(Stated in U.S. dollars, except where noted)

Section 20 – CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

22.	MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill Resources

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(Stated in U.S. dollars, except where noted)

Ltd. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 15, 2018.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditor, in accordance with the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Jeff Tygesen	/s/ Luke Colton

Jeff Tygesen	Luke Colton
Chief Executive Officer	Chief Financial Officer

March 15, 2018
Vancouver, BC, Canada

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        turquoisehill.com

                 Turquoise Hill Resources Ltd.

                 Suite 354 – 200 Granville Street

                 Vancouver, BC, Canada V6C 1S4

                 TRQ : TSX, NYSE & NASDAQ

Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia